INSTITUTIONAL CASH DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

SUPPORTING SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONFIDENTIAL DOCUMENT


TO THE COMMISSIONER OF CORPORATIONS OF

THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO

CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)


I, Mason Martin, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ day of _____, 2022, at

_____, California.

_____
(Signature of person signing)

  Chief Compliance Officer_____
(Title of person signing report)

 Institutional Cash Distributors, LLC   _____149635____
(Name of Licensee)   (File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

TO THE COMMISSIONER OF CORPORATIONS OF

THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO

CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, <u>Mason Martin</u>, declare under penalty of perjury under the laws of the State of California that I have read the annexed

financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and

belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account

classified solely as that of a customer.

Executed this _____ *28th* _____ day of _____ *February* _____, 2022, at

_____ *Moraga* _____, California.

_____
(Signature of person signing)

Chief Compliance Officer
_____
(Title of person signing report)

<u>Institutional Cash Distributors, LLC</u>   _____ 149635 _____
(Name of Licensee)   (File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole
proprietorship, the verification shall be made by the
proprietor; if a partnership, by a general partner; or if a
corporation, by a duly authorized officer.



CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Contra Costa }

On 2/28/2022 before me, Mohammad Reza Shabani, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Mason Martin
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MOHAMMAD REZA SHABANI
COMM # 2380908
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Institutional Cash Distributors, LLC

Document Date: 2/28/2022 Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer – Title(s): ______
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer is Representing: ______

Signer's Name: ______
- ☐ Corporate Officer – Title(s): ______
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer is Representing: ______

M1304-09 (11/20)

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
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	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2021__ AND ENDING __December 31, 2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Institutional Cash Distributors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__580 California Street, Suite 1335__
(No. and Street)

__San Francisco__	__CA__	__94104__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Mason Martin__	__415-820-5302__	__mason.martin@icdportal.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__EisnerAmper LLP__
(Name – if individual, state last, first, and middle name)

__733 Third Avenue__	__New York__	__NY__	__10017__
(Address)	(City)	(State)	(Zip Code)

__9/29/2003__	__274__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Mason Martin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Institutional Cash Distributors LLC_____, as of _____December 31_____, _2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

__Chief Compliance Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to ~~consolidated~~ financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, _____Mason Martin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Institutional Cash Distributors LLC_____, as of _____December 31_____, _2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___Chief Compliance Officer_____

Notary Public _____

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to ~~consolidated~~ financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____   _____

   Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Contra Costa_



MOHAMMAD REZA SHABANI
COMM # 2380908
NOTARY PUBLIC ● CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this _28_ day of _Feb_ , 20_22_ ,
by   *Date*   *Month*   *Year*

(1) _Mason Martin_ _____

(and (2) _____),
            Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                      Signature of Notary Public

────────── **OPTIONAL** ──────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Institutional Cash Distributors LLC_

Document Date: _____   Number of Pages: _____

Signer(s) Other Than Named Above: _____

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.]

EISNERAMPER LLP
New York, New York
February 25, 2022



INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	9,361,622
Commissions receivable		2,171,823
Deposits with clearing brokers		357,725
Restricted cash		24,309
Property and equipment, net		63,652
Goodwill		700,000
Prepaid expenses		161,118
Other assets		158,745
Lease deposits		12,184
Right-of-use lease assets		316,398
Due from affiliates		152,578
Total assets	$	**13,480,154**

Liabilities and Member's Equity

Liabilities

Commissions payable	$	295,093
Accounts payable and accrued expenses		2,361,124
Deferred revenue		293,878
Lease liabilities		348,444
Total liabilities		**3,298,539**
Member's equity		10,181,615
Total liabilities and member's equity	$	**13,480,154**

See Accompanying Notes to Financial Statements

4

CONFIDENTIAL DOCUMENT

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2021

Revenues		
Commissions	$	28,117,812
Other revenue		111,558
Total Revenues		28,229,370
Cost and Expenses		
Cost of revenue		1,350,759
Commission expense		3,315,115
Employee compensation and benefits		6,266,567
Information technology, telephone and market data		1,566,721
Travel, business development and marketing		1,159,191
Occupancy		368,668
General and administrative		239,978
Professional services		232,751
Depreciation and amortization		63,526
Compliance		210,008
Total Cost and Expenses		14,773,284
Net income	$	13,456,086

See Accompanying Notes to Financial Statements

CONFIDENTIAL DOCUMENT

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

Member's equity, beginning of year	$	13,589,594
Net income		13,456,086
Contribution - equity compensation expense		135,935
Distributions		(17,000,000)
Member's equity, end of year	$	10,181,615

See Accompanying Notes to Financial Statements

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities:

Net income	$ 13,456,086
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	63,526
Amortization of right-of-use assets	252,902
Contribution to equity compensation expenses	135,935
Changes in operating assets and liabilities:	
Decrease in commissions receivable	4,062,651
Decrease in due from affiliates	99,104
Decrease in prepaid expenses	53,187
Increase in other assets	(69,159)
Decrease in deposit with clearing brokers	522
Decrease in commissions payable	(593,534)
Decrease in accounts payable and accrued expenses	(2,182,103)
Increase in deferred revenue	293,878
Decrease in lease liability	(283,330)
Total adjustments	1,833,579
Net cash provided by operating activities	15,289,665

Cash flows from investing activities:

Purchase of property and equipment	(22,565)

Cash flows from financing activities:

Distributions to member	(17,000,000)
Net decrease in cash	(1,732,900)
Cash including restricted cash, beginning of year	11,118,831
Cash including restricted cash, end of year	$ 9,385,931

Supplemental cash flow information

Cash paid for operating leases	$ 316,382

See Accompanying Notes to Financial Statements

CONFIDENTIAL DOCUMENT

1. Business and Summary of Significant Accounting Policies

    Business

    Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. As a result, the Parent became an indirect subsidiary of Holdings through an intermediate holding company.

    The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the custodians who provide custody and/or clearing services to the Company's clients.

    The Company's primary source of revenue is commission income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks and by introducing customers directly to money market fund families.

    Cash

    The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

    Deposits with Clearing Brokers

    Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2021, the Company had $356,725 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

1. Business and Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represents the commissions due from the Clearing Brokers and fund companies based upon the fee agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Property and Equipment

Property and equipment are recorded at cost of $420,361, net of accumulated depreciation of $356,709. Depreciation is computed under the straight-line method using an estimated useful life of average of three to five years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in an acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2021.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Notes to Financial Statements
December 31, 2021

1. Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2021 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets				
Cash	$ 9,361,622	$ 9,361,622		$ 9,361,622
Commissions Receivable	2,171,823		$ 2,171,823	2,171,823
Deposits with clearing brokers	357,725	357,725		357,725
Due from affiliates	152,578		152,578	152,578
Restricted cash	24,309	24,309		24,309
Total	$ 12,068,057	$ 9,743,656	$ 2,324,401	$ 12,068,057
Liabilities				
Commissions payable	$ 295,093		$ 295,093	$ 295,093
Deferred revenue	293,878		293,878	293,878
Accounts payables and accrued expenses	2,361,124		2,361,124	2,361,124
Total	$ 2,950,095	$ -	$ 2,950,095	$ 2,950,095

Revenue from Contracts with Customers

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainties with respect to the amount are resolved.

1. Business and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers and other sources. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commissions

The Company earns and receives commissions on a monthly basis from client fund investments held in clearing/custody accounts under the Company's clearing/custody agreements with the Clearing Brokers (Clearing and Custody revenue channels) and investments made directly with fund companies (Direct revenue channel).

Clients that are introduced by the Company open accounts with the Clearing Brokers and invest in money market funds offered under such clearing/custody accounts. The money market funds and/or their investment managers pay fee rebates to the Clearing Brokers which they share with the Company. Direct commission revenue is earned from client fund investments held directly by the money market funds and other issuers of short-term investment products. Clients open accounts directly with the money market funds, with the Company acting as the introducing broker. The money market funds and/or their investment managers pay fees directly to the Company.

Commission revenue are recorded based on the amounts as reported by the Clearing Broker and money market funds on a monthly basis. Commissions are determined based upon the average daily balances of money market funds invested by clients during a calendar month and the fee rates (basis points) as determined by the Clearing Brokers and money market fund issuers for those fund offerings selected by the client. Commissions earned may vary due to incentives in contracts which may pay based upon increased levels of funds invested by clients.

Sponsorships

Sponsorship revenue is earned from financial institutions and money fund issuers who co-sponsor business marketing and development events to introduce customers to their products and to educate customers and sponsors to the benefits of the technology and risk management tools offered by the Company. Revenue is recognized in the month that the events are completed. Sponsorship revenue of $94,750 was earned for the year ended December 31, 2021, which is included in other revenue on the statement of operations.

1. <u>Business and Summary of Significant Accounting Policies (continued)</u>

<u>Sponsorships</u>

Fees received prior to the completion of event are recorded as deferred revenue on the statement of financial condition until such time when the event is completed and the performance obligation is met. The amount of deferred sponsorship revenue was $293,878 on December 31, 2021.

<u>Cost of Revenue</u>

The cost of revenue includes certain technology related expenses and licensing fees incurred by the Company for the integration of the Company's technology platform with the customers' technology systems and platform to certain designated technology vendors.

<u>Equity-based compensation</u>

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Credit Losses</u>

The company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU') No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

<u>Leases</u>

The Company accounts for leases under Topic 842. The guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Under Topic 842, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depends on its classification as finance or operating lease. See Note 5 for further information.

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Notes to Financial Statements
December 31, 2021

2.   Credit Risk and Indemnification

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with fund companies. Through indemnification provisions in agreements with Clearing Brokers and fund companies, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3.   Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2021, the Company had regulatory net capital, as defined, of $7,789,359 which exceeded the amount required by $7,590,550. The Company's aggregate indebtedness to net capital ratio was 0.38 to 1.

4.   Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. The amount recorded as expense by the Company in 2021 under the terms of the contract was $600,000 and this amount is included in information technology, telephone, and market data expense. As of December 31, 2021, no amounts were due to this affiliate for technology costs.

The Company pays certain employee benefits and administrative costs on behalf of its technology affiliate which are reimbursed. On December 31, 2021, an amount of $107,097 was due from its technology affiliate.

During 2021, 12 fund companies paid direct commission revenue to an affiliate broker dealer of the Parent located in the United Kingdom. Due from affiliate includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent and its affiliates. On December 31, 2021, the amount due from the Parent and its affiliates was $45,481.

5.   Leases

The Company's lease agreements primarily cover office facilities and expire at various dates.   The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease arrangements expire through 2025, some of which include options to extend or terminate the lease.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments are excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition. The Company recognizes lease expense for these leases as lease costs are incurred.

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires September 30, 2022, and one regional office in Palos Verdes Estates, California, under a non-cancelable operating lease which expire on November 30, 2025.

The following table summarizes the Company's scheduled future minimum lease payments under operating leases, recorded on the Statement of Financial Condition as of December 31, 2021:

2022	$	252,238
2023		39,564
2024		40,751
2025		38,380
Total undiscounted lease payments		370,933
Less imputed interest		(22,489)
Total lease liabilities	$	348,444

5.   Leases (continued)

As of December 31, 2021, the Company's weighted average remaining lease term and weighted average discount rate are 2.06 years and 6.38%, respectively.

Lease costs for all the leases for the year ended December 31, 2021, totaled $347,579 as follows:

Operating leases	$336,303
Variable cost	$ 11,276
Total	$347,579

6.   Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company makes discretionary matching contributions of up to 4% of the employees' gross wages or commissions each pay period for up to $10,000 annually. Company contributions vest based on years of service with vested amounts starting at 25% for employees with less than a year of service. Company contributions vest an additional 25% at each calendar year end for employees that worked 25 or more full weeks during such calendar year until all contributions are fully vested. Total matching contributions made for the year ended December 31, 2021 totaled $230,329.

7.   Equity-based compensation

The Company is allocated the cost of equity-based compensation from Holdings. The Company recognizes compensation costs resulting from the issuance of equity-based awards with time-based service conditions to its employees as an expense in the statement of operations over the service period based on a measurement of fair value for each equity-based award. The fair value of each award is estimated as of the date of grant using the Black-Scholes option-pricing model. The fair value of the equity rights expected to vest (total options less estimated forfeitures) is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The Company also issues equity-based awards with performance-based conditions. The Company recognizes compensation cost for awards with performance conditions if and when the company concludes that it is probable that the performance condition will be achieved.

The cost is recognized as compensation expense for time-based awards over the service period, which would normally be the vesting period of the P units. During the year ended December 31, 2021, Holdings granted 7,708.44 P Units to its employees, all of which were forfeited during 2021 before they were vested.

During the year ended December 31, 2021, total equity compensation expense of $135,935 was allocated to the Company from Holdings and is included in the accompanying statement of operations.

Under the terms of the Unit Grant Agreement, twenty percent (20%) of the P Units that are subject to time-based service conditions vest on the first anniversary of the date of grant (the "Initial Vesting Date"), while the remaining eighty percent (80%) of such time-based P Units vest monthly over the remaining four-year period commencing on the Initial Vesting Date. Unvested rights for a participant are forfeited if the participant does not remain continuously employed by the Company.

8.   Commissions receivable

The Company's accounts receivables primarily consists of commissions receivable due from the Clearing Brokers and fund companies. Commissions receivable are generally due within 45 days or less. The credit risk associated with commissions receivables is that the clearing broker and the fund families are unable to pay the commissions in full as per the contractual obligation. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company's expectation is that the credit risk associated with receivables is not significant until it past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of December 31, 2021, the management assessed the credit risk to be minimal after considering the factors under CECL framework and hence no allowance for credit loss was recorded on the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: <u>Institutional Cash Distributors, LLC</u>   as of   <u>December 31, 2021</u>

1. Total ownership equity from Statement of Financial Condition…………………………………………………	$ 10,181,615	3480
2. Deduct ownership equity not allowable for Net Capital………………………………………………………………	( )	3490
3. Total ownership equity qualified for Net Capital……………………………………………………………………	10,181,615	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital……………		3520
B. Other (deductions) or allowable credits (List)……………………………………………………………………		3525
5. Total capital and allowable subordinated liabilities……………………………………………………………………	$ 10,181,615	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)………………………………………………..	$ 2,392,256	3540		
B. Secured demand note delinquency…………………………………		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges…………………………………		3610	(2,392,256)	3620
7. Other additions and/or allowable credits (List)………………………………………………………………				3630
8. Net capital before haircuts on securities positions………………………………………………………..			7,789,359	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments………………………………		3660		
B. Subordinated securities borrowings………………………………		3670		
C. Trading and investment securities:				
1. Exempted Securities………………………………………………		3735		
2. Debt securities……………………………………………………		3733		
3. Options……………………………………………………………		3730		
4. Other securities…………………………………………………		3734		
D. Undue Concentration………………………………………………		3650		
E. Other (List)…………………………………………………………		3736	( )	3740
10. Net Capital………………………………………………………………………………………			$ 7,789,359	3750

OMIT PENNIES

6A: Non-allowable assets:	2021
Restricted Cash	$24,309
AR- Commissions	1,119,670
Due from affiliate	152,578
Property and equipment, net	63,652
Goodwill	700,000
Prepaid expenses	161,118
Lease deposits	12,184
Other assets	158,745
Total non-allowable assets	$2,392,256

18

CONFIDENTIAL DOCUMENT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>Institutional Cash Distributors, LLC</u>   as of <u>December 31, 2021</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)…………………………………………………………	$ 198,809	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)………………………………………………………	5,000	3758
13. Net capital requirement (greater of line 11 or 12) …………………………………………………………	198,809	3760
14. Excess net capital (line 10 less 13)………………………………………………………………………	7,590,550	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12………………………………………………	$ 7,491,145	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition………………………………………………			$ 2,982,141	3790
17. Add:				
A. Drafts for immediate credit……………………………………	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited………………………………………………………	$	3810		
C. Other unrecorded amounts (List)…………………………………..	$	3820		3830
19. Total Aggregate indebtedness………………………………………………………………………			$ 2,982,141	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)……………………………………			38.28%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)………………………			0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits……………………………………………………………………	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)………………………………………………………	3880
24. Net capital requirement (greater of line 22 or 23)……………………………………………………..	3760
25. Excess capital (line 10 or 24)………………………………………………………………………	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000………………………………………………..	3920

NOTES:

    (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
        1. Minimum dollar net capital requirement, or
        2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
    (B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and   partners' securities which were included in non-allowable assets.
    (C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

19

CONFIDENTIAL DOCUMENT

Institutional Cash Distributors, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
<u>December 31, 2021</u>

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 - No information to report.

And

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Institutional Cash Distributors, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
<u>December 31, 2021</u>

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 - No information to report.

And

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Institutional Cash Distributors, LLC
Reconciliations Pursuant to Rules 15c3-1
December 31, 2021

1.   Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 7,789,359	$ 2,982,141	38.28%
Computation per Schedule I	7,789,359	2,982,141	38.28%
Differences	$ -	$ -	

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

We have reviewed management's statements, included in the accompanying Institutional Cash Distributors, LLC Exemption Report, in which (1) Institutional Cash Distributors, LLC (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions"), (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 25, 2022




Institutional Cash Distributors, LLC
Exemption Report


Institutional Cash Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mason J Martin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _MSM_____

Title: Chief Compliance Officer
February 24, 2022

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
Institutional Cash Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Institutional Cash Distributors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.





We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68161 FINRA JUN
INSTITUTIONAL CASH DISTRIBUTORS LLC
580 CALIFORNIA ST STE 1335
SAN FRANCISCO, CA 94104-1034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tammy Sum 415-820-5316

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 42,171

B. Less payment made with SIPC-6 filed (**exclude interest**) (25,393)

7/20/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,778

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,778

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 16,778.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Institutional Cash Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 20 2022.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　$ 28,230,563

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　(3,726)

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

      Sponsorship Revenue $ 94,750, Financial Reporting Rev $18,000　　(112,750)

      (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$ 0

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$ 0

        Enter the greater of line (i) or (ii)　　0

        Total deductions　　(112,750)

2d. SIPC Net Operating Revenues　　$ 28,114,087

2e. General Assessment @ .0015　　$ 42,171

      (to page 1, line 2.A.)